July 21, 2025

Tsai Yi Yang
Chief Executive Officer
Agencia Comercial Spirits Ltd.
No. 65, Ln. 114, Xishi Rd., Xi   an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

        Re: Agencia Comercial Spirits Ltd.
            Registration Statement on Form F-1
            Filed July 10, 2025
            File No. 333-288600
Dear Tsai Yi Yang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Exhibit Index, page II-4

1. Please include an auditor consent in your next amendment. Refer to Item 8 of Form F-
       1 and Item 601 of Regulation S-K.
 July 21, 2025
Page 2

       Please contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Kyle Leung